SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02052856

PF 8-1-02

FORM 6 – K

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15d United Securities Exchange Act of 1934

For the Month of August, 2002

CERAMIC INTERNATIONAL, INC.

(Translation of Registrant's Name Into English)

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(Exact Name of the registrant as specified in its charter)

Calle 41 (Avenida Carlos Pacheco) No. 7200, del Sector 26, C.P. 31060, Chihuahua, Chihuahua, Mexico
Telephone: 011 52 614 429 11 11
(Address of Principal Executives Offices)

(Indicate by Check mark whether the registrant files or will file annual reports under cover of Form 20–F or Form 40–F)

Form 20- F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:)

ITEMS INCLUDED

1. On August 21, 2002 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending copy of the Notice to it's Ordinary and Special Series "D" Shareholders meetings, published on the Diario Oficial del Estado de Chihuahua and on El Heraldo de Chihuahua on August 21, 2002. This information was sent to the Bolsa Mexicana de Valores on August 21, 2002. A copy of this information is attached to this report as Exhibit A.
2. On August 21, 2002 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending translation of the Notice to it's Ordinary and Special Series "D" Shareholders meetings, published on the Diario Oficial del Estado de Chihuahua and on El Heraldo de Chihuahua on August 21, 2002. A copy of this information is attached to this report as Exhibit B.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

By : ______________________________ .
Jesus A. Olivas
Chief Financial Officer

Date: August 21, 2002.

EXHIBIT A

Copy of the Notice to Ordinary and Special Series "D" Shareholders Meeting.

Periódico Oficial

Gobierno del Estado
Libre y Soberano de Chihuahua

INTERNACIONAL DE CERAMICA S.A. DE C.V.
ASAMBLEA ESPECIAL ORDINARIA DE ACCIONISTAS SERIE "D"
CONVOCATORIA

De conformidad con lo establecido en los estatutos de la Sociedad y por acuerdo del Consejo de Administración, se convoca a los accionistas tenedores de acciones de la Serie "D" de Dividendo Preferente de INTERNACIONAL DE CERAMICA S.A. DE C.V., a la ASAMBLEA ESPECIAL ORDINARIA que habrá de celebrarse en primera convocatoria el próximo 9 de septiembre de 2002, a las 11:00 horas, en el Domicilio de la Sociedad Av. Carlos Pacheco Nº 7200, Chihuahua, Chih., bajo el siguiente:

ORDEN DEL DIA

I.- Elección o ratificación de los Consejeros que representen a los accionistas de la serie "D" en el Consejo de Administración para el tiempo restante del presente período de conformidad con los estatutos sociales o hasta en tanto no sean designados y tomen posesión aquellos que los sustituyan.

II.- Designación de Delegados Especiales para formalizar los acuerdos tomados en esta Asamblea.

Chihuahua, Chih., 21 de agosto de 2002.

Presidente del Consejo de Administración. OSCAR E.

ALMEIDA CHABRE.

Para asistir a la Asamblea Especial Ordinaria los accionistas de la Serie "D" se servirán obtener la correspondiente tarjeta de admisión, en la Secretaría de la Sociedad ubicada en Ave. Carlos Pacheco 7200 en esta Ciudad de Chihuahua, Chih., a más tardar el día 5 de septiembre de 2002 a las 12:00 horas. Las tarjetas de admisión se entregarán a quienes aparezcan como titulares de acciones en los registros de la sociedad, o a quienes depositen los títulos de sus acciones en la Secretaría o exhiban constancias de depósito de dichos valores expedidos por una Institución de Crédito o por el S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. Los accionistas podrán hacerse representar mediante simple carta poder, no pudiendo desempeñar ese mandato ninguno de los miembros del Consejo de Administración y el Comisario.

3595-67

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Periódico Oficial

Gobierno del Estado
Libre y Soberano de Chihuahua

INTERNACIONAL DE CERAMICA S.A. DE C.V.
ASAMBLEA GENERAL ORDINARIA
CONVOCATORIA

De conformidad con lo establecido en los estatutos de la Sociedad y por acuerdo del Consejo de Administración de la misma, se convoca a los accionistas de la Serie "B" de INTERNACIONAL DE CERAMICA S.A. DE C.V., a la ASAMBLEA GENERAL ORDINARIA que habrá de celebrarse en primera convocatoria el próximo 9 de septiembre de 2002, a las 11:00 horas, en el Domicilio de la Sociedad Av. Carlos Pacheco Nº 7200, Chihuahua, Chih., bajo el siguiente:

ORDEN DEL DIA

I.- Designación o ratificación de Consejeros y Comisarios, propietarios y suplentes, para el tiempo restante del presente período de conformidad con los estatutos sociales o hasta en tanto no sean designados o tomen posesión aquellos que los sustituyan y determinar los emolumentos a ser pagados a los Consejeros.

II.- Designación de Delegados Especiales para formalizar los acuerdos tomados en esta Asamblea.

Chihuahua, Chih., 21 de agosto de 2002.

Presidente del Consejo de Administración. OSCAR E. ALMEIDA CHABRE.

Para asistir a la Asamblea General Ordinaria los accionistas se servirán obtener la correspondiente tarjeta de admisión, en la Secretaría de la Sociedad ubicada en Ave. Carlos Pacheco 7200 en esta Ciudad de Chihuahua, Chih., a más tardar el día 5 de septiembre de 2002 a las 12:00 horas. Las tarjetas de admisión se entregarán a quienes aparezcan como titulares de acciones en los registros de la sociedad, o a quienes depositen los títulos de sus acciones en la Secretaría o exhiban constancias de depósito de dichos valores expedidos por una Institución de Crédito o por el S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. Los accionistas podrán hacerse representar mediante simple carta poder, no pudiendo desempeñar ese mandato ninguno de los miembros del Consejo de Administración y el Comisario. 3596-67

-0-

INTERNACIONAL DE CERAMICA, S.A. DE C.V.
ASAMBLEA GENERAL ORDINARIA
CONVOCATORIA

De conformidad con lo establecido en los estatutos de la Sociedad y por acuerdo del Consejo de Administración de la misma, se convoca a los accionistas de la Serie "B" de INTERNACIONAL DE CERAMICA, S.A. DE C.V., a la **ASAMBLEA GENERAL ORDINARIA** que habrá de celebrarse en primera convocatoria el próximo 9 de Septiembre de 2002, a las 11:00 horas, en el Domicilio de la Sociedad Av. Carlos Pacheco #7200, Chihuahua, Chih., bajo el siguiente:

ORDEN DEL DIA

I. Designación o ratificación de Consejeros y Comisarios, propietarios y suplentes, para el tiempo restante del presente período de conformidad con los estatus sociales o hasta en tanto no sean designados o tomen posesión aquellos que los sustituyan y determinar los emolumentos a ser pagados a los consejeros.

II. Designación de Delegados Especiales para formalizar los acuerdos tomados en esta Asamblea.

Chihuahua, Chih.,21 de Agosto de 2002.

OSCAR E. ALMEIDA CHABRE
Presidente del Consejo de Administración

Para asistir a la Asamblea General Ordinaria los accionistas se servirán obtener la correspondiente tarjeta de admisión. en la Secretaría de la Sociedad ubicada en Ave. Carlos Pacheco 7200 en esta ciudad de Chihuahua, Chih., a más tardar el día 5 de Septiembre de 2002 a las 12:00 horas. Las tarjetas de admisión se entregarán a quienes aparezcan como titulares de acciones en los registros de la sociedad, o a quienes depositen los títulos de sus acciones. en la Secretaría o exhiban constancias de depósito de dichos valores expedidos por una Institución de Crédito o por el S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. Los accionistas podrán hacerse representar mediante simple carta poder, no pudiendo desempeñar ese mandato ninguno de los miembros del Consejo de Administración y el Comisario.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.
ASAMBLEA ESPECIAL ORDINARIA DE ACCIONISTAS SERIE "D"
CONVOCATORIA

De conformidad con lo establecido en los estatutos de la Sociedad y por acuerdo del Consejo de Administración, se convoca a los accionistas tenedores de acciones de la Serie "D" de Dividendo Preferente de INTERNACIONAL DE CERAMICA, S.A. DE C.V., a la ASAMBLEA ESPECIAL ORDINARIA que habrá de celebrarse en primera convocatoria el próximo 9 de Septiembre de 2002, a las 11:00 horas, en el Domicilio de la sociedad, Av. Carlos Pacheco #7200, Chihuahua, Chih., bajo el siguiente:

ORDEN DEL DIA

I. Elección o ratificación de los Consejeros que representen a los accionistas de la Serie "D" en el Consejo de Administración para el tiempo restante del presente período de conformidad con los estatutos sociales o hasta en tanto no sean designados y tomen posesión aquellos que los sustituyan.

II. Designación de Delegados Especiales para formalizar los acuerdos tomados en esta

Chihuahua, Chih., 21 de Agosto de 2002.

OSCAR E. ALMEIDA CHABRE
Presidente del Consejo de Administración

Para asistir a la Asamblea Especial Ordinaria, los accionistas de la Serie "D" se servirán obtener la correspondiente tarjeta de admisión, en la Secretaría de la Sociedad ubicada en Ave. Carlos Pacheco 7200 en esta ciudad de Chihuahua, Chih., a más tardar el día 5 de Septiembre de 2002 a las 12:00 horas. Las tarjetas de admisión se entregarán a quienes aparezcan como titulares de acciones en los registros de la sociedad, o a quienes depositen los títulos de sus acciones en la Secretaría o exhiban constancias de depósito de dichos valores expedidos por una Institución de Crédito o por el S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. Los accionistas podrán hacerse representar mediante simple carta poder, no pudiendo desempeñar ese mandato ninguno de los miembros del Consejo de Administración y el Comisario.

EXHIBIT b

Translation of the Notice to Ordinary and Special Series "D" Shareholders Meeting.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.
GENERAL ORDINARY SHAREHOLDERS MEETING

In accordance with the provisions of the Corporate Bylaws, the holders of the Series B Common Stock of INTERNACIONAL DE CERAMICA, S.A. DE C.V. (the "Company") are hereby called to a General Ordinary Meeting which will be held on September 9, 2002 at 11:00 a.m., Chihuahua time, at Av. Carlos Pacheco #7200, Chihuahua, Chihuahua, Mexico, to act on the following :

AGENDA

I. Election of members of the Board of Directors entitled to be elected by the holders of the Series B Common Stock to serve for the remaining of the present period in accordance with Corporate Bylaws or until their successors are duly elected, qualified and take office; and the approval of the compensation of all members of the Board of Directors.

II. Designation of Special Delegates to implement and enforce the resolutions adopted at the Meeting.

Chihuahua, Chih., August 21, 2002.

OSCAR E. ALMEIDA CHABRE
Chairman of the Board

To participate in the Meeting, the Shareholders must obtain an Admission Card from the office of the Secretary of the Company, at Ave. Carlos Pacheco 7200, Chihuahua, Chihuahua, Mexico, no later than 12 noon, Chihuahua time, on September 5, 2002. Admission cards will be issued to (i) persons appearing as shareholders of record on the Share register maintained by the Company; (ii) persons who deposit their shares with the Secretary of the Company for such purpose; and (iii) persons showing satisfactory evidence of the deposit of shares with a financial institution in Mexico or with S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. A Shareholder may appoint a proxy or representative by written power of attorney. Note also that powers of attorney for this purpose may not be granted to any member of the Board of Directors.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.
SPECIAL ORDINARY SERIES D SHAREHOLDERS MEETING

In accordance with the provisions of the Corporate Bylaws and by resolution adopted by the Board of Directors, the holders of the Series D Dividend Preference Stock of INTERNACIONAL DE CERAMICA, S.A. DE C.V. (the "Company") are hereby called to a Special Ordinary Meeting which will be held on September 9, 2002 at 11:00 a.m., Chihuahua time, at Av. Carlos Pacheco #7200, Chihuahua, Chihuahua, Mexico, to act on the following :

AGENDA

I. Election of the members of the Board of Directors entitled to be elected by the holders of the Series D Shares, to serve for the remaining of the present period in accordance with the Corporate Bylaws or until their successors are duly elected, qualified and take office.

II. Appointment of Special Delegates to implement and enforce the resolutions adopted at the Meeting.

Chihuahua, Chih., August 21, 2002.

OSCAR E. ALMEIDA CHABRE
Chairman of the Board

To participate in the Meeting, the Series D Shareholders must obtain an Admission Card from the office of the Secretary of the Company, at Ave. Carlos Pacheco 7200, Chihuahua, Chihuahua, Mexico, no later than 12 noon, Chihuahua time, on September 5, 2002. Admission cards will be issued to (i) persons appearing as shareholders of record on the Series D Share register maintained by the Company; (ii) persons who deposit Series D Shares with the Secretary of the Company for such purpose; and (iii) persons showing satisfactory evidence of the deposit of Series D Shares with a financial institution in Mexico or with S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. A Shareholder may appoint a proxy or representative by written power of attorney. Note also that powers of attorney for this purpose may not be granted to any member of the Board of Directors.